LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

June 14, 2006

Via Edgar and Facsimile Transmission

Mr. Ryan C. Milne

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C.20549

Re:

Big Sky Energy Corporation

Item 4.01 Form 8-K

Filed May 11, 2006

Item 4.01 Form 8-K/A

Filed May 19, 2006

File No. 000-28345

Dear Mr. Milne:

We are in receipt of your letter dated May 24, 2006 with regards to the above-referenced filings of Big Sky Energy Corporation (“Big Sky”). Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Big Sky’s Form 8-K dated May 11, 2006. The electronic copy of this Amendment No. 1 was filed via Edgar, with a submission date of June 14, 2006.

Below are the comments from your comment letter, each followed by Big Sky’s responses thereto

Form 8-K filed May 11, 2006

Comment

1.

In the tenth paragraph, we note that you disclose that there were no disagreements with BDO Kazakhstan LLP. However, it appears in the second paragraph that you disagree with your former accountant in regards to the accounting for two of your exploration blocks. Please expand your disclosures as follows:

- clarify that there was disagreement(s) with your former accountant;

- disclose why the disagreement could not be resolved or how it was resolved;

- disclose whether you intend to restate any prior period for any adjustment, and if not, why;

- disclose whether you authorized your former accountants to respond to any successor inquiries regarding the disagreement.

Response

Big Sky has provided in the tenth paragraph and in the two (2) new paragraphs thereafter in Amendment No. 1 to the 8-K the additional disclosures requested by this comment.

Comment

2.

Please describe for us in greater detail the nature of the disagreement regarding the two exploration blocks. In this regard, identify the specific lease blocks, the parties involved, the capitalized costs attributed to these lease blocks and the general underlying facts and circumstances of the dispute. Furthermore, describe in detail the potential impact on your financial statements in the event you unable to retain or obtain title to these exploration blocks.

Response

Big Sky has added to the Amendment No. 1 to Form 8-K a description of the litigation involving the Atyrau exploration block and also added the identification of the lease blocks, the parties involved, capitalized costs attributed to the lease blocks, the general underlying facts and the potential impact on Big Sky’s financial statements in the event in takes a reserve against those blocks.

Comment

3.

Please expand your disclosure of your accountant's report for the fiscal year ended December 31, 2004 to describe the modification for the restatement of your 2004 financial statements.

Response

Big Sky’s 2004 financial statements were restated as a direct result of a differing approach to the accounting treatment of a farm-out agreement by our then auditors, BDO Kazakhstanaudit LLP from that of our previous auditors, Deloitte & Touche LLP.

Big Sky’s original Form 8-K stated as follows:

        “However, such report did contain a modification with regards to the Corporation’s ability to continue as a going concern.”

        The phrase “modification” might not have been conveyed the intended meaning and therefore Big Sky has rephrased the above sentence in Amendment No. 1 to read as follows:

        “However, such report did contain an explanatory paragraph regarding substantial doubt with regards to the Corporation’s ability to continue as a going concern.”

Comment

4.

In the 11th paragraph, we note that you disclose that there were no reportable events. However, it appears that information has come to the accountant's attention that the accountant concluded will, or if further investigated might, materially impact the fairness of financial statements to be issued. Revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-B, regarding any reportable event (i.e., internal control weakness, unwillingness to be associated with the financial statements, or information has come to the accountant's attention that the accountant has concluded might materially impact the fairness of financial statements to be issued, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

Response

Big Sky has provided in Amendment No. 1 the disclosure requested by this comment.

Comment

5.

Please remove the exhibits of your draft Form 10-KSB for the fiscal year ended December 31, 2005 with the unaudited financial statements and the e-mails from your former accountant that set forth its draft audit opinions from your Form 8.K.

Response

The exhibits have been removed from Amendment No. 1 to the Form 8-K as requested by this comment.

Comment

6.

We note that you have engaged L J Soldinger Associates, LLC, an audit firm based in Arlington Heights, Il1inois. USA. In light of the facts that the majority of your assets are located within Kazakhstan and material contracts are not written in English, please tell us how L J Soldinger Associates is qualified and able to perform the audit.

Response

L J Soldinger Associates, LLC (“LJSA”) is a member-firm of SC International, a global network of accounting firms developed to provide international accounting services.  LJSA currently supports a registrant client, that operates in the oil and gas industry, with a subsidiary in Kazakhstan.  In connection with that client, LJSA utilized staff, partner through junior levels, of a Kazakhstan-based public accounting firm (registered with the Public Accounting Oversight Board) and fluent in Russian, to translate and conduct audit procedures, under the direct supervision of LJSA.  All work done by this Kazakhstan-based public accounting audit firm is reviewed by LJSA and its SEC partner travels to Kazakhstan (for example being in country last February) directly supervising and reviewing the audit work.  LJSA has indicated to our audit committee that they intend to use the same procedures, adjusted and tailored to our needs as may become necessary, to perform the audit function in respect of our 2005 financial statements and further going forward.

Comment

7.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Response

Big Sky has made numerous requests to BDO Kazakhstanaudit LLP to provide it or its legal counsel with a copy of BDO Kazakhstanaudit’s letter addressed to the SEC indicating whether or not they agree with Big Sky’s disclosures in its Form 8-K, including but not limited to the following:

a.

A copy of Big Sky’s draft Form 8-K was hand delivered to BDO Kazakhstanaudit in Almaty, Kazakhstan on May 9, 2006. The draft 8-K stated that Big Sky was requesting that BDO Kazakhstanaudit provide it with a copy of BDO Kazakhstanaudit’s letter to the SEC.

b.

On Friday, May 12, 2006, Big Sky’s legal counsel, Mr. W. Scott Lawler, spoke with Mr. Charles Dewhurst, the managing partner of BDO Seidman who acts as the SEC gatekeeper for BDO Kazakhstanaudit and informed Mr. Dewhurst that Big Sky has not receive from BDO Kazakhstanaudit a copy of its letter to the SEC regarding Big Sky’s Form 8-K. Mr. Dewhurst informed Mr. Lawler that he would discuss this matter with the partners at BDO Kazakhstanaudit on Monday, May15th.

c.

On Thursday, May 25th, Mr. Lawler sent via email a letter to both Mr. Dewhurst and Mr. Koshkimbaev, managing partner of BDO Kazakhstanaudit, notifying them that Big Sky still had not received the necessary letter from BDO Kazakhstanaudit.

Big Sky is and remains ready, willing and able to file a copy of BDO Kazakhstanaudit’s letter as an Exhibit to an amendment to its Form 8-K if and when BDO Kazakhstanaudit LLP ever delivers such letter to Big Sky. However, Big Sky does not have the ability or power to compel BDO Kazakhstanaudit LLP to comply with this requirement.

Sincerely,

/s/ W. SCOTT LAWLER

W. Scott Lawler, Esq.